UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023.

Commission File Number: 001-40852

LUMIRADX LIMITED

(Translation of registrant's name into English)

LumiraDx Limited
c/o Ocorian Trust (Cayman) Limited
PO Box 1350, Windward 3, Regatta Office Park
Grand Cayman KY1-1108

Cayman Islands

(354) 640-0540
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On February 22, 2023, LumiraDx Investment Limited, one of the subsidiaries of LumiraDx Limited (the “Company”), entered into a fourth amendment and waiver (the “Fourth Amendment”) to that certain Loan Agreement, dated March 23, 2021 (as amended from time to time, the “Loan Agreement”), with BioPharma Credit Investments V (Master) LP and BPCR Limited Partnership, as lenders, and BioPharma Credit PLC, as collateral agent, to, among other things, waive certain financial covenants related to Liquidity and Net Sales (each as defined in the Loan Agreement) until June 30, 2023. In exchange for the waivers described above, the Company agreed to increase the facility fee to be paid by the Company on any repayment, including prepayment, of amounts borrowed under the Loan Agreement.

The foregoing description of the Fourth Amendment does not purport to be complete and is qualified in its entirety by reference to the Fourth Amendment which is attached to this Form 6-K as Exhibit 4.1.

This report on Form 6-K, including Exhibit 4.1 hereto, shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (File No: 333-259874 and File No. 333-264611), and on Form F‑3 (File No: 333-264609), and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently furnished.

EXHIBIT INDEX

Exhibit No.	Description
4.1

Fourth Amendment and Waiver to Loan Agreement, dated February 22, 2023, by and among LumiraDx Investment Limited, as borrower, BioPharma Credit Investments V (Master) LP and BPCR Limited Partnership, as lenders, and BioPharma Credit PLC, as collateral agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMIRADX LIMITED
Date: February 22, 2023
	By:	/s/ Dorian LeBlanc
	Name:	Dorian LeBlanc
	Title:	Chief Financial Officer